FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16
UNDER the Securities Exchange Act of 1934

For January 22, 2016

Commission File Number: 333-189150

LLOYDS BANKING GROUP PLC

LLOYDS BANK PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Bank plc of $750,000,000 aggregate principal amount of 2.050% Fixed Rate Senior Notes due 2019 and $450,000,000 Floating Rate Notes due 2019, Lloyds Banking Group plc and Lloyds Bank plc are filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of January 19, 2016
4.1	Seventh Supplemental Indenture to the Senior Debt Securities Indenture among Lloyds Bank plc, as issuer, Lloyds Banking Group, as guarantor and The Bank of New York Mellon acting through its London Branch, as trustee, dated as of January 22, 2016, including forms of the global notes for the 2.050% Fixed Rate Notes due 2019 and the Floating Rate Notes due 2019.
5.1	Opinion of CMS Cameron McKenna LLP
5.2	Opinion of Linklaters LLP
5.3	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC and LLOYDS BANK PLC (each, a Registrant)

Date:	January 22, 2016	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Head of Public Senior Funding & Covered Bonds, Capital Markets Issuance